

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 10, 2008

Mr. Marco Mangiagalli
Chief Financial Officer
Eni SpA
Piazzale Enrico Mattei 1
00144 Rome, Italy

> **Re:** **Eni SpA**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 20, 2007**
> **Response Letter Dated December 18, 2007**
> **File No. 001-14090**

Dear Mr. Mangiagalli:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

General

1.   We have reviewed your responses to prior comments three and six from our letter dated December 4, 2007. Please provide us with your proposed expanded disclosures in reference to these two comments.

2.   We have reviewed your response to prior comment four. It would appear that the joint entities set up to build and operate the LNG plants are part of the Gas and Power division of your company and not Exploration and Production, which contains oil and gas activity. The calculations within the Standardized Measure should be limited to oil and gas activity within the Exploration and Production

division. Therefore, it appears that a "netback" methodology incorrectly inflates the price of natural gas attributed to that produced by the Exploration and Production division in Nigeria and Australia, which have very limited local markets, at the expense of the Gas and Power division, which due to its processing and transportation functions (not oil and gas activities) is able to transport the gas to more developed markets, thereby obtaining a higher price for that gas. The margins that the Gas and Power divisions should realize is the difference between what it sells the gas for in a more developed market with what it paid the Exploration and Production division for the gas produced in a much less developed market. You appear to be attributing this margin to the Exploration and Production division which should only be realizing the price it receives from the LNG plants for this gas which should be based on the local markets for natural gas in Nigeria and Australia. If there are no markets in Nigeria and Australia for the sale of natural gas, the price assumed for the gas should be the production costs to produce it and a minimal assumed rate of return. Please revise your document to include only oil and gas activity and not gas and power activity in the Standardized Measure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director